SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

ALICO, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

016230 10-4

(CUSIP Number)

Arlon Valencia Holdings LLC
767 Fifth Avenue
New York, New York  10153
(212) 207-2898

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 12, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are sent.
______________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.: 016230 10-4

1	NAME OF REPORTING PERSON 734 Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ◻ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No.: 016230 10-4

1	NAME OF REPORTING PERSON Arlon Valencia Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ◻ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 820,809 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 820,809 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.

(2) The percentage of shares of Common Stock was determined using a denominator of 7,469,513 shares of Common Stock outstanding, calculated on the basis of 7,476,513 shares of Common Stock outstanding as of August 2, 2019, as disclosed in the Issuer’s Form 10-Q, filed on August 6, 2019, minus the 7,000 shares repurchased in the Repurchase Transaction (as defined in Amendment No. 3).

CUSIP No.: 016230 10-4

1	NAME OF REPORTING PERSON Arlon Food and Agriculture Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ◻ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 820,809 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 820,809 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (2)
14	TYPE OF REPORTING PERSON PN

(1) The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.

(2) The percentage of shares of Common Stock was determined using a denominator of 7,469,513 shares of Common Stock outstanding, calculated on the basis of 7,476,513 shares of Common Stock outstanding as of August 2, 2019, as disclosed in the Issuer’s Form 10-Q, filed on August 6, 2019, minus the 7,000 shares repurchased in the Repurchase Transaction (as defined in Amendment No. 3).

CUSIP No.: 016230 10-4

1	NAME OF REPORTING PERSON Arlon Food and Agriculture Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ◻ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 820,809 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 820,809 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.

(2) The percentage of shares of Common Stock was determined using a denominator of 7,469,513 shares of Common Stock outstanding, calculated on the basis of 7,476,513 shares of Common Stock outstanding as of August 2, 2019, as disclosed in the Issuer’s Form 10-Q, filed on August 6, 2019, minus the 7,000 shares repurchased in the Repurchase Transaction (as defined in Amendment No. 3).

CUSIP No.: 016230 10-4

1	NAME OF REPORTING PERSON Arlon Food and Agriculture Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ◻ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 820,809 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 820,809 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.

(2) The percentage of shares of Common Stock was determined using a denominator of 7,469,513 shares of Common Stock outstanding, calculated on the basis of 7,476,513 shares of Common Stock outstanding as of August 2, 2019, as disclosed in the Issuer’s Form 10-Q, filed on August 6, 2019, minus the 7,000 shares repurchased in the Repurchase Transaction (as defined in Amendment No. 3).

CUSIP No.: 016230 10-4

1	NAME OF REPORTING PERSON Continental Grain Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ◻ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 820,809 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 820,809 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (2)
14	TYPE OF REPORTING PERSON CO

(1) The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.

(2) The percentage of shares of Common Stock was determined using a denominator of 7,469,513 shares of Common Stock outstanding, calculated on the basis of 7,476,513 shares of Common Stock outstanding as of August 2, 2019, as disclosed in the Issuer’s Form 10-Q, filed on August 6, 2019, minus the 7,000 shares repurchased in the Repurchase Transaction (as defined in Amendment No. 3).

CUSIP No.: 016230 10-4

1	NAME OF REPORTING PERSON Paul J. Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ◻ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 820,809 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 820,809 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (2)
14	TYPE OF REPORTING PERSON IN

(1) The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.

(2) The percentage of shares of Common Stock was determined using a denominator of 7,469,513 shares of Common Stock outstanding, calculated on the basis of 7,476,513 shares of Common Stock outstanding as of August 2, 2019, as disclosed in the Issuer’s Form 10-Q, filed on August 6, 2019, minus the 7,000 shares repurchased in the Repurchase Transaction (as defined in Amendment No. 3).

CUSIP No.: 016230 10-4

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2018 (the “Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on December 7, 2018, Amendment No. 2 filed with the SEC on February 13, 2019 and Amendment No. 3 filed with the SEC on October 17, 2019 (“Amendment No. 3”), by 734 Investors, LLC, a Delaware limited liability company (“734 Investors”), Arlon Valencia Holdings LLC, a Delaware limited liability company (“Arlon”), Arlon Food and Agriculture Partners LP, a Delaware limited partnership (“AFAP”), Arlon Food and Agriculture Associates LLC, a Delaware limited liability company (“AFAA”), Arlon Food and Agriculture Holdings LLC, a Delaware limited liability company (“AFAH”), Continental Grain Company, a Delaware corporation (“CGC”), and Paul J. Fribourg (collectively, together with Arlon, AFAP, AFAA, AFAH and CGC, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Except as indicated in this Amendment No. 4, all other information as to the Reporting Persons set forth in the Schedule 13D remains unchanged, and capitalized terms used herein that are not defined herein have the same meanings set forth in the Schedule 13D.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Item 3 in the Schedule 13D is hereby amended by inserting the following paragraph after the eighth paragraph:

On November 12, 2019, in connection with the pending dissolution of 734 Investors, 734 Investors effected a distribution of all of the shares of Common Stock owned by 734 Investors to its members. The distribution was made on a pro rata basis and not for consideration.

ITEM 4.  Purpose of Transaction.

The first paragraph in Item 4 in the Schedule 13D is hereby deleted and replaced with the following paragraph:

The shares of Common Stock owned by the Reporting Persons represent approximately 11.0% of the Issuer’s outstanding voting securities.

CUSIP No.: 016230 10-4

ITEM 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 7,469,513 shares of Common Stock outstanding, calculated on the basis of 7,476,513 shares of Common Stock outstanding as of August 2, 2019, as disclosed in the Issuer’s Form 10-Q, filed on August 6, 2019, minus the 7,000 shares repurchased in the Repurchase Transaction (as defined in Amendment No. 3).

Arlon

The aggregate number of shares of Common Stock that Arlon owns beneficially pursuant to Rule 13d-3 of the Act is 820,809 shares of Common Stock, which constitutes approximately 11.0% of the outstanding shares of Common Stock.

AFAP

As the managing member of Arlon, AFAP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 820,809 shares of Common Stock, which constitutes approximately 11.0% of the outstanding shares of Common Stock. AFAP disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

AFAA

As the general partner of AFAP, AFAA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 820,809 shares of Common Stock, which constitutes approximately 11.0% of the outstanding shares of Common Stock. AFAA disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

CUSIP No.: 016230 10-4

AFAH

As the managing member of AFAA, AFAH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 820,809 shares of Common Stock, which constitutes approximately 11.0% of the outstanding shares of Common Stock. AFAH disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

CGC

As the managing member of AFAH, CGC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 820,809 shares of Common Stock, which constitutes approximately 11.0% of the outstanding shares of Common Stock. CGC disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

Mr. Paul J. Fribourg

Individually and as Chairman, Chief Executive Officer and President of CGC, Mr. Paul Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 820,809 shares of Common Stock, which constitutes approximately 11.0% of the outstanding shares of Common Stock. Mr. Fribourg disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of his pecuniary interest therein.

CUSIP No.: 016230 10-4

Except as described in this Item 5(a), no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Common Stock in which Arlon has beneficial ownership.

(b) The power to vote or to direct the vote of shares of Common Stock described in this Item 5(b) is subject to the restrictions described in Item 6, which is incorporated by reference herein.

Arlon

Arlon has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 820,809 shares of Common Stock.

AFAP

In its capacity as the managing member of Arlon, AFAP may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 820,809 shares of Common Stock.

AFAA

In its capacity as the general partner of AFAP, AFAA may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 820,809 shares of Common Stock.

AFAH

In its capacity as the managing member of AFAA, AFAH may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 820,809 shares of Common Stock.

CGC

In its capacity as the managing member of AFAH, CGC may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 820,809 shares of Common Stock.

CUSIP No.: 016230 10-4

Mr. Paul J. Fribourg

In his capacity as Chairman, Chief Executive Officer and President of CGC, Mr. Paul J. Fribourg may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 820,809 shares of Common Stock.

Except as described in this Item 5(b), no person listed in Item 2 of the Schedule 13D is a beneficial owner of the Common Stock in which Arlon has beneficial ownership.

(c) On October 2, 2019, 1,380 shares of Common Stock were issued to Mr. Benjamin D. Fishman, an employee of an affiliate of Arlon, in connection with Mr. Fishman's service on the Board. Mr. Fishman transferred these shares to Arlon on October 2, 2019.

Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by any of the Reporting Persons or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Schedule 13D.
ITEM 7.  Material to be Filed as Exhibits.

Exhibit A – Agreement pursuant to Rule 13d-1(k).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2019	734 INVESTORS, LLC
By: Arlon Valencia Holdings LLC Its: Managing Member
	By:	/s/ David W. Dryerman
	Name:	David W. Dryerman
	Title:	Vice President

ARLON VALENCIA HOLDINGS LLC

	By:	/s/ David W. Dryerman
	Name:	David W. Dryerman
	Title:	Vice President

ARLON FOOD AND AGRICULTURE PARTNERS LP By: Arlon Food and Agriculture Associates LLC Its: General Partner

	By:	/s/ David W. Dryerman
	Name:	David W. Dryerman
	Title:	Vice President

ARLON FOOD AND AGRICULTURE ASSOCIATES LLC

	By:	/s/ David W. Dryerman
	Name:	David W. Dryerman
	Title:	Vice President

ARLON FOOD AND AGRICULTURE HOLDINGS LLC

	By:	/s/ David W. Dryerman
	Name:	David W. Dryerman
	Title:	Vice President

CONTINENTAL GRAIN COMPANY

	By:	/s/ David W. Dryerman
	Name:	David W. Dryerman
	Title:	Senior Vice President – Finance and Treasurer

PAUL J. FRIBOURG

	By:	/s/ Paul J. Fribourg

EXHIBIT A
AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: November 14, 2019	734 INVESTORS, LLC
By: Arlon Valencia Holdings LLC Its: Managing Member
	By:	/s/ David W. Dryerman
	Name:	David W. Dryerman
	Title:	Vice President

ARLON VALENCIA HOLDINGS LLC

	By:	/s/ David W. Dryerman
	Name:	David W. Dryerman
	Title:	Vice President

ARLON FOOD AND AGRICULTURE PARTNERS LP By: Arlon Food and Agriculture Associates LLC Its: General Partner

	By:	/s/ David W. Dryerman
	Name:	David W. Dryerman
	Title:	Vice President

ARLON FOOD AND AGRICULTURE ASSOCIATES LLC

	By:	/s/ David W. Dryerman
	Name:	David W. Dryerman
	Title:	Vice President

ARLON FOOD AND AGRICULTURE HOLDINGS LLC

	By:	/s/ David W. Dryerman
	Name:	David W. Dryerman
	Title:	Vice President

CONTINENTAL GRAIN COMPANY

	By:	/s/ David W. Dryerman
	Name:	David W. Dryerman
	Title:	Senior Vice President – Finance and Treasurer

PAUL J. FRIBOURG

	By:	/s/ Paul J. Fribourg